VERIZON SOUTH INC.
EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2002
	(Dollars in Millions)
Income before provision for income taxes and extraordinary item	$371.7	(a)
Interest expense	56.3
Portion of rent expense representing interest	12.5
Amortization of capitalized interest	.2

Earnings, as adjusted	$440.7

Fixed charges:
Interest expense	$56.3
Portion of rent expense representing interest	12.5
Capitalized interest	.3

Fixed Charges	$69.1

Ratio of Earnings to Fixed Charges	6.38

(a)	Excludes a gain of $1,665.6 million on sale of assets.